                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           AMENDMENT TO SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             DOUBLETREE CORPORATION
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)


                                   258624105
                                   ---------
                                 (CUSIP NUMBER)


                                ---------------
                             David L. Stivers, Esq.
                             Doubletree Corporation
                             410 North 44th Street
                                   Suite 700
                            Phoenix, Arizona  85008
                                 (602) 220-6666
                                 --------------
          (Name, address and telephone number of person authorized to receive notices and communications)


                                  May 24, 1996
                                  ------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [  ].

              Check the following box if a fee is being paid with
                              this statement [  ].

CUSIP No. 258624105             SCHEDULE 13D   Page     2    of     8   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
               H. Lance Forsdick, Sr.
               SSN ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]

               N/A                                                  (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds*
               SC (EXCHANGE FOR COMMON STOCK OF UNAFFILIATED CORPORATION)
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
               U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                         512,465
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                          -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        512,465
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    -0-
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               512,465
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               2.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN (INDIVIDUAL)
          ---------------------------------------------------------------------




























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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement relates to the Common Stock of Doubletree Corporation ("Doubletree"), a Delaware corporation, having its principal executive offices at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 2.  Identity and Background.


         H. Lance Forsdick

         (a) H. Lance Forsdick

         (b) 889 Ridge Lake Boulevard, Suite 100, Memphis, Tennessee 38120

         (c) Mr. Forsdick is a director of RFS Hotel Investors, Inc. RFS Hotel Investors, Inc. is a self-administered real estate investment trust formed as a Tennessee corporation in 1993 to make investments in hotel properties. The executive offices of RFS Hotel Investors, Inc. are located at 889 Ridge Lake Boulevard, Suite 100, Memphis, Tennessee 38120.

         (d)-(e) Mr. Forsdick has not been convicted in any criminal proceeding in the last five years and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceedings he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violation with respect to such laws.

         (f)     Mr. Forsdick is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction.

         In response to this item, Mr. Forsdick expressly incorporates by reference information disclosed in his Schedule 13D relating to Doubletree Corporation filed on March 8, 1996.

Item 5.  Interest in Securities of the Issuer.

         (a) 512,465 shares of Doubletree Common Stock are owned by Mr. Forsdick. Such shares constitute 2.3% of the outstanding Doubletree Common Stock.

         (b) Number of such shares as to which Mr. Forsdick has:

                 (i)     sole power to vote or to direct the vote - 512,465

                 (ii)    shared power to vote or to direct the vote  -0-

                 (iii) sole power to dispose of or to direct the disposition of - 512,465*

                 (iv)    shared power to dispose of or direct the disposition
of   -0-

- -------------------
         *110,817 shares are held by Montgomery Securities, as escrow agent pursuant to an Escrow Agreement dated February 27, 1996 entered into in connection with the Merger. The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Mr. Forsdick. Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Mr. Forsdick has sole voting power with respect to his shares held in escrow.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         In response to this item, Mr. Forsdick expressly incorporates by reference information disclosed in his Schedule 13D relating to Doubletree Corporation filed on March 8, 1996.

Item 7.  Material to be Filed as Exhibits.

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:   June 17, 1996            /s/ H. Lance Forsdick, Sr.
       -----------------          -----------------------------------------
                                  H. Lance Forsdick, Sr.